Exhibit 12

AVERY DENNISON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended		Six Months Ended
	June 28, 2003	June 29, 2002	June 28, 2003	June 29, 2002
Earnings:
Income from continuing operations before taxes	$95.4	$103.2	$191.8	$194.4
Add: Fixed charges from continuing operations*	21.4	15.8	42.9	31.1
Amortization of capitalized interest	.5	.5	1.1	1.0
Less: Capitalized interest from continuing operations	(1.5)	(1.5)	(2.7)	(2.9)

	$115.8	$118.0	$233.1	$223.6

*Fixed charges from continuing operations:
Interest expense	$14.5	$9.7	$29.4	$19.0
Capitalized interest	1.5	1.5	2.7	2.9
Amortization of debt issuance costs	.1	.1	.3	.2
Interest portion of leases	5.3	4.5	10.5	9.0

	$21.4	$15.8	$42.9	$31.1

Ratio of Earnings to Fixed Charges	5.4	7.5	5.4	7.2

*	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income from continuing operations before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest from continuing operations. “Fixed charges” consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.